

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Mr. Leon O. Moulder, Jr.
Chief Executive Officer
TESARO, Inc.
1000 Winter Street, Suite 3300
Waltham, MA 02451

> **Re: TESARO, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed May 17, 2012**
> **File No. 333-180309**

Dear Mr. Moulder:

We have reviewed your amended registration statement and have the following remaining comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. We note that you have submitted a number of confidential treatment requests in relation to Exhibits 10.17, 10.18 and 10.19. Please note that you will be receiving comments to the confidential treatment requests under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

2. Please submit a copy of your response letter dated May 3, 2012 as a "CORRESP" submission on EDGAR.

Prospectus Summary
Our Product Candidates
Rolapitant, page 2

3. You disclose on page 3 that you plan to present data from a 454-patient, randomized, placebo controlled Phase 2 clinical trial that evaluated rolapitant in patients at high risk of CINV at the American Society of Clinical Oncology conference in June 2012. Please confirm that you will expand your disclosure to disclose any additional material information which you present at that conference.

TSR-011, page 4

4. We note your response to prior comment 11. However, you continue to reference a rapid path to commercialization on page 5. Please delete this reference or clarify why you believe you may be permitted to pursue a rapid path to commercialization and the length of time you are referring to by the use of "rapid path."

Management's Discussion and Analysis
Stock-Based Compensation, page 59

5. Please refer to your response to comment 25 and address the following:
    *   You state that for the retrospective valuation at June 30, 2011 you used a combination of the market and back-solve approach of the option pricing method. Please clarify in the filing what you mean by the back-solve method and why you believe the approach is indicative of enterprise value which normally would include the fair value of preferred and common stock and debt less cash.
    *   You state in your response on page 10 that invested capital is cash and technology. Please clarify in the filing what you mean by technology and how it is valued. If the amount represents research and development costs, please

tell us why that is reflective of the enterprise value. Also, please tell us why you believe invested capital is representative of enterprise value.

- You state in your response on page 11 that you based the enterprise value 70% on the option pricing model and 30% on the guideline public companies model. Please clarify that in the filing and tell us why you believe this split is appropriate. In addition, it is unclear how the option pricing model was applied since your main product had not entered phase 3 at June 30, 2011.

- Regarding the companies used for the guideline public companies method as discussed in your response, please tell us why the companies are comparable to Tesaro and explain how adjustments have been made to their values. For example, it is unclear why the DNA sequencing companies and companies with marketed products would be comparable to your company.   In addition, since your main focus is on one product that began phase 3 studies in the first quarter 2012, please tell us if the other companies used had more than one product or how otherwise they are comparable to Tesaro.

- You state on page 12 of your response that "if the enterprise value was a future value the Company discounted the future value to present value". Your disclosure in the filing also refers to future enterprises values. As the valuation should be based on the value at the valuation date, please clarify in the filing what you mean by a future enterprise value and how that is considered in your valuation.

- Beginning on page 13 of your response letter you state "At the time the Company acquired the rights to rolapitant, in December 2010, rolapitant had not yet progressed to Phase 3 clinical trials. On page 14 you disclose the activities that occurred at different stages beginning in January 2011. Please revise your disclosure in the filing to be consistent with the discussion beginning on page 13 of your response.

6. Please refer to your response to comments 36 and 37. We will finalize our valuation relating to a beneficial conversion feature and stock compensation once an initial public offering price has been set. In this regard, we note that a significant number of options were issued subsequent to year-end.

Business
Rolapitant—Neurokinin-1 (NK-1) Receptor Antagonist, page 78

7. Please update your disclosure on page 80 concerning your estimate of patients receiving HEC and MEC regimens, respectively, to be consistent with the information provided on pages 3 and 78 of your registration statement.

Licensing Agreements, page 85

8. We note your response to prior comment 28. We believe that the use of "double-digit tiered royalties" and "low double-digits" does not provide investors with the material information about the royalty provisions of these agreements. Accordingly, please revise your disclosure regarding each of the agreements with

OPKO and Amgen to disclose the potential range of royalty payments, in a range not to exceed ten percent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

Via E-mail
cc: Asher M. Rubin, Esq.
        Hogan Lovells US LLP
        100 International Drive, Suite 2000
        Baltimore, MD 21202